July 29, 2009

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE; Mail Stop 6010

Washington, D. C. 20549

Re.	Tenet Healthcare Corporation

Response to Staff Comments dated July 15, 2009

File No. 001-07293

Dear Mr. Rosenberg:

This letter sets forth the responses of Tenet Healthcare Corporation (together with our subsidiaries, referred to as “Tenet,” the “Company,” “we” or “us”) to the comment letter (the “Comment Letter”), dated July 15, 2009, of the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s Form 10–K for the year ended December 31, 2008 (the “2008 Form 10–K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2009.

In some of our responses, we have indicated that we propose to change or supplement certain disclosures in our future filings as specifically noted in our responses. We are doing that in the spirit of working with the Staff of the Commission to continually improve our future filings.

The responses set forth below correspond to the numeric comments in the Staff’s comment letter. Page references in the responses below correspond to the 2008 Form 10–K page numbers.

Staff Comment

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Operating Expenses, page 53

1.	We acknowledge your response to comment three. Please revise your proposed disclosure to clarify that you consider the number of claims, severity and the discount rate to be the most significant assumptions in estimating accruals for general and professional liabilities. Please also clarify that the percentage changes illustrated are those that management considers reasonably likely.

Company Response

We believe the key assumptions that are both reasonably likely to change and could have a material impact on our financial condition or results of operations are changes in the number of expected claims, changes in the implied claim severity and changes in the discount rate.

Tenet Healthcare Corporation — Headquarters Office

13737 Noel Road, Suite 100 — Dallas, TX 75240 — Tel: 469.893.2000 — Fax: 469.893.8600 — www.tenethealth.com

Mailing Address: P.O. Box 809088 — Dallas, TX 75380-9088

Securities and Exchange Commission

July 29, 2009

In our 2009 Form 10–K filing, we propose to include a sensitivity analysis in our Critical Accounting Estimates section to provide further information on the financial impact of changes in these assumptions. Our proposed changes to our existing disclosure for sensitivity analysis are noted below in italics:

“ACCRUALS FOR GENERAL AND PROFESSIONAL LIABILITY RISKS

We accrue for estimated professional and general liability claims, to the extent not covered by insurance, when they are probable and can be reasonably estimated. We maintain reserves, which are based on actuarial estimates for the portion of our professional liability risks, including incurred but not reported claims, to the extent we do not have insurance coverage. Our liability consists of estimates established based upon discounted actuarial calculations using several factors, including the number of expected claims, estimates of losses for these claims based on recent and historical settlement amounts, estimates of incurred but not reported claims based on historical experience, the timing of historical payments, and risk free discount rates used to determine the present value of projected payments. We consider the number of claims, severity and the discount rate to be the most significant assumptions in estimating accruals for general and professional liabilities. The liability is adjusted for new claims information in the period such information becomes known. Malpractice expense is recorded within other operating expenses in the accompanying Consolidated Statement of Operations.

Our estimated reserves for professional and general liability claims will change significantly if future claims differ from expected trends. We believe it is reasonably likely for there to be a 2% increase or decrease in the expected frequency and severity trends. A 2% increase in the expected frequency trend would increase the estimated reserves by $8 million; whereas a 2% decrease in the expected frequency trend would decrease the estimated reserves by $9 million. A 2% increase in the expected severity trend would increase the estimated reserves by $22 million; whereas a 2% decrease in the expected severity trend would decrease the estimated reserves by $20 million. Since our estimated reserves for future claim payments are discounted to present value, a change in our discount rate assumption could also have a significant impact on our estimated reserves. A 100 basis point increase in the discount rate would decrease the estimated reserves by $17 million. In addition, because of the complexity of the claims, the extended period of time to settle the claims and the wide range of potential outcomes, our ultimate liability for professional and general liability claims could change materially from our current estimates.”

Staff Comment

Impairment of Long-Lived Assets and Goodwill and Restructuring Charges, page 53

2.	We acknowledge your response to comment four. Please clarify the nature of your other long-lived assets since it is unclear what other long-lived assets represent. Please also expand your proposed disclosure by describing the factors contributing to the adverse financial trends and adverse changes in your hospitals’ cash flow projections.

Securities and Exchange Commission

July 29, 2009

Company Response

Our other long-lived assets are principally composed of capitalized software development costs accounted for under FASB Codification Section 350-40 (formerly AICPA Statement of Position 98-1) which are intangible assets subject to amortization and, therefore, reviewed for impairment under FASB Codification Section 360-10 (formerly SFAS 144.) In the 2008 Form 10-K on page 98, we disclosed the components of our Other Intangible Assets in Note 9, which quantified the magnitude of our net capitalized software costs included in Other Intangible Assets. In order to further clarify that the other long-lived assets included in the impairment review relate to capitalized software costs classified in Other Intangible Assets, in the footnotes to our future periodic reports, when applicable, we propose to further clarify our disclosure as described in italics below.

“IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL AND RESTRUCTURING CHARGES

During the six months ended June 30, 2009 we recorded net impairment and restructuring charges of $             million compared to $3 million, for the six months ended June 30, 2008. The majority of the $             million relates to the write-down of long-lived assets. We recorded a $             million net impairment charge primarily for the write-down of buildings and equipment and other long-lived assets, primarily capitalized software costs classified in other intangible assets, of              hospitals to their estimated fair values in accordance with SFAS 144, primarily due to the adverse current and anticipated future financial trends based on their most recent projections. Material adverse changes in our most recent estimates of future undiscounted cash flows of the hospitals compared to our prior estimates indicated the carrying value of the hospitals’ long-lived assets was not recoverable from the estimated future cash flows (the SFAS 144 Step 1 test). We believe the most significant factors contributing to the adverse financial trends included reductions in volume from insured patients due to competition and shifts in payer mix due to the current economic crisis, increased uninsured patients, adverse trends in provision for doubtful accounts and reductions in reimbursement rates from governmental payers. As a result, we estimated the SFAS 144 Step 2 fair value of the hospitals’ long-lived assets and compared the SFAS 144 Step 2 fair value estimate to the carrying value of the hospitals’ long-lived assets. Since the SFAS 144 Step 2 fair value estimate was lower than the carrying value of the hospitals’ long-lived assets, an impairment charge was recorded for the difference in the amounts. The remaining charges include $             million of employee severance and other related costs and $             million for the acceleration of stock-based compensation expense, offset by a $             million change in estimate for reserves recorded in prior periods. During the six months ended June 30, 2008, the net impairment and restructuring charges of $3 million consisted of a $1 million net impairment charge primarily for the write-down of certain land being divested of one hospital to its estimated fair value in accordance with SFAS 144, $6 million of employee severance and other related costs, and $1 million for the acceleration of stock-based compensation expense, partially offset by a reduction of $5 million in reserves recorded in prior periods. We believe the most significant factors contributing to the adverse financial trends included reductions in volume from insured patients due to competition and shifts in payer mix due to the economic crisis, increased uninsured patients, adverse trends in provision for doubtful accounts and reductions in reimbursement rates from governmental payers. [The above example disclosure will be revised, if necessary, based on future facts and circumstances that lead to these types of charges.]

Securities and Exchange Commission

July 29, 2009

Our impairment tests presume declining, stable or, in some cases, improving results in our hospitals, which are based on programs and initiatives being implemented that are designed to achieve the hospital’s most recent projections. If these projections are not met, or if in the future negative trends occur that impact our future outlook, further impairments of long-lived assets and goodwill may occur, and we will incur additional restructuring charges. Future restructuring of our regions that changes our goodwill reporting units could also result in further impairments of our goodwill.”

Staff Comment

Critical Accounting Estimates, Revenue Recognition, page 65

3.	We acknowledge your response to comment five. Based on your proposed disclosure that the contractual allowance estimates could change by material amounts please disclose the reasonably likely changes in your assumptions and quantify their financial impact.

Company Response

In our 2009 Form 10–K filing, we propose to include a sensitivity analysis in our Critical Accounting Estimates managed care section to provide further information on the financial impact of changes in these assumptions. Our proposed changes to our existing disclosure for sensitivity analysis are noted below in italics:

“REVENUE RECOGNITION

… Revenues under managed care plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates and/or other similar contractual arrangements. These revenues are also subject to review and possible audit by the payers. The payers are billed for patient services on an individual patient basis. An individual patient’s bill is subject to adjustment on a patient-by-patient basis in the ordinary course of business by the payers following their review and adjudication of each particular bill. We estimate the discounts for contractual allowances at the individual hospital level utilizing billing data on an individual patient basis. At the end of each month, on an individual hospital basis, we estimate our expected reimbursement for patients of managed care plans based on the applicable contract terms. We believe it is reasonably likely for there to be an approximately 3% increase or decrease in the estimated contractual allowances related to managed care plans. A 3% increase or decrease in the estimated contractual allowance would impact the estimated reserves by $10 million. These estimates are periodically reviewed for accuracy by taking into consideration known contract terms as well as payment history. Although we do not separately accumulate and disclose the aggregate amount of adjustments to the estimated reimbursement for every patient bill, we believe our estimation and review process enables us to identify instances on a timely basis where such estimates need to be revised. We do not believe there were any adjustments to estimates of individual patient bills that were material to our revenues. In addition, on a corporate-wide basis, we do not record any general provision for adjustments to estimated contractual allowances for managed care plans… ”

Securities and Exchange Commission

July 29, 2009

Staff Comment

Impairment of Long-Lived Assets, page 67

4.	We acknowledge your response to comment eight. Please disclose the operating risks of hospitals whose fair value does not significantly exceed their carrying value. Please tell us the criteria used to determine whether the estimated fair value exceeds the carrying value by a nominal amount, such as any difference of less than 10%, etc. Please also provide a sensitivity analysis for potential asset impairments of hospitals with an estimated fair value that nominally exceeds their carrying value based on reasonably likely changes in your assumptions.

Company Response

We have disclosed some of our operating risks that can impact a hospital’s fair value estimate on page 67 of our 2008 Form 10-K as follows:

Many factors and assumptions can impact the estimates, including the future financial results of our hospitals, how the hospitals are operated in the future, changes in health care industry trends and regulations, and the nature of the ultimate disposition of the assets.

In our 2009 Form 10-K filing under Critical Accounting Estimates, we propose to further elaborate on the hospitals’ operating risks impacting fair values as described in italics below:

“Many factors and assumptions can impact the estimates, including the following risks:

•

future financial results of our hospitals, which can be impacted by the volume of insured patients and declines in commercial managed care patients, terms of managed care payer arrangements, our ability to collect accounts due from uninsured and managed care payers, loss of volume as a result of competition, and ability to manage costs such as labor costs, which can be adversely impacted by union activity and the shortage of nurses,

•

changes in payments from governmental health care programs and in government regulations such as reductions to Medicare and Medicaid payment rates resulting from government legislation or rule-making or from budgetary challenges of states in which we operate,

•	how the hospitals are operated in the future, and

•	the nature of the ultimate disposition of the assets.”

Because of the two step nature of the impairment test for long-lived assets to be Held and Used as described in FASB Codification 360-10 (formerly SFAS 144, paragraph 7), we do not necessarily perform SFAS 144 Step 2 fair value assessments for asset groups where the Step 1 estimated future undiscounted cash flows are in excess of the carrying values. Developing a direct sensitivity analysis to correlate the specific quantitative impact of potential changes in our

Securities and Exchange Commission

July 29, 2009

undiscounted cash flow assumptions to expected impairment losses and disclosing a potential quantitative impairment amount is not possible unless a Step 2 fair value assessment is completed. Changes in the assumptions of estimated undiscounted cash flows from the use and eventual disposition of the assets only indicates that the carrying amount of an asset is not recoverable from estimated future undiscounted cash flows. The Step 2 fair value amounts may be higher than the assets’ carrying value, which would result in no impairment charge. However, to address the risk involved in our estimates of future undiscounted cash flows, in our 2009 Form 10-K filing, we propose to expand our disclosures in Critical Accounting Estimates as described in italics below:

“In our most recent impairment analysis, we had             hospitals with an aggregate carrying value of long-lived assets totaling approximately $            million whose estimated future undiscounted cash flows exceeded the carrying value of long-lived assets by an aggregate amount of approximately $            million, which we did not consider to be a significant margin. Changes in the assumptions underlying these estimates of future undiscounted cash flows could result in the estimated cash flows being less than the carrying value of the assets, which would require a fair value assessment of the long-lived assets, and if the fair value amount was less than the carrying value of the assets, impairment charges would occur and could be material.”

Note 4. Discontinued Operations, page 86

5.	We acknowledge your response to comment 11. Please tell us the amount of the estimated sales proceeds included in the initial letter of intent to sell two of your hospitals to USC. Please also tell us the factors that contributed to the $10 million and $40 million decrease in the estimated sales proceeds during the third and forth quarter of 2008 that were previously unknown when you signed the letter of intent.

Company Response

In April 2008, the parties entered into a non-binding letter of intent regarding a potential sale of the two hospitals to the buyer. The letter of intent provided that no binding agreement (including a binding agreement on pricing terms) would exist until such time as the parties executed a definitive asset purchase agreement. The letter of intent attached a summary term sheet, which proposed that the total consideration to be paid to us be equal to the Base Purchase Price (which was defined as the unimpaired net book value of the hospitals and associated assets excluding working capital, determined at the time of the execution of the definitive asset purchase agreements) plus or minus Net Working Capital (defined to include the net book value of usable inventory and prepaid expenses, net of paid time off and reserve sick pay and any other liabilities specifically agreed upon in the definitive asset purchase agreements).

During the third quarter of 2008, we recorded an impairment charge of approximately $10 million based on a revised sales price estimate. The letter of intent did not specify, but we believed the net book value would be calculated consistent with generally accepted accounting principles, which suspends depreciation and amortization at the time that the assets qualify for Assets Held for Sale treatment. As a result of the continued negotiations and management’s assessment of the likely outcome of the negotiations, we revised the estimated proceeds to equal net book value assuming depreciation and amortization had continued after the assets qualified for Assets Held for Sale treatment.

Securities and Exchange Commission

July 29, 2009

In December 2008, the parties discussed certain modifications to the non-binding letter of intent as part of their ongoing negotiations, including a proposed reduction in the Base Purchase Price to a fixed $275 million amount. This reduction took into account a number of factors unknown to the parties at the time of the execution of the initial letter of intent, including changes in market conditions, changes in the terms and conditions of the transaction resulting from the ongoing negotiation process, and the finalization of the buyer’s due diligence process. These modifications were subject to ongoing negotiations and were ultimately incorporated into the definitive asset purchase agreements that were finalized on February 9, 2009. As a result of the revised sales price, we were required to record a material impairment charge in the fourth quarter of 2008, which we initially disclosed in a Form 8-K dated February 10, 2009.

Staff Comment

Note 8 – Selected Balance Sheet Details, page 97

6.	We acknowledge your response to comment 12. Given the materiality of the other receivable balance in relation to your equity balance, please revise to provide a more comprehensive description of the nature of the other receivables and quantify the amounts that are past due more than 90 days. Provide us with the disclosures you propose to include in your future filings.

Company Response

In our 2009 Form 10-K filing, we propose to provide a disclosure of the material components of other current assets and a more comprehensive description of the nature of our other receivables. Our proposed changes to our existing disclosure for other current assets are noted below in italics:

“The principal components of other current assets are shown in the table below:

	December 31,
	2009	2008
Prepaid expenses	$	$84
Physician receivables and relocation agreements		67
Physician and group coverage guarantees		56
Disproportionate share revenue receivables		32
Grant receivable related to medical residency program		11
Vendor and other nonpatient receivables		23
Notes receivable from asset sales		3
Sublease receivables		6
Other, net		8

Other current assets	$	$290

Securities and Exchange Commission

July 29, 2009

Of the total amounts in other current assets, $            million and $24 million was past due more than 90 days as of December 31, 2009 and 2008, respectively, primarily related to disproportionate share revenue receivables and vendor and other nonpatient receivables.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this filing, please call me at (469) 893-2246 or fax information to me at (469) 893-8650.

Sincerely,

/s/ Daniel J. Cancelmi
Senior Vice President and Controller

cc:	Kiera Ino (Securities and Exchange Commission)

Gus Rodriguez (Securities and Exchange Commission)

Biggs Porter (Tenet Healthcare Corporation)

Gary Ruff (Tenet Healthcare Corporation)

Paul Castanon (Tenet Healthcare Corporation)

Jannie Herchuk (Deloitte & Touche LLP)